UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Tikcro Technologies, Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M8789G100

(CUSIP Number)

Steven N. Bronson

Catalyst Financial LLC

225 N.E. Mizner Boulevard, Suite 400,

Boca Raton, Florida 33432

with a copy to:

James A. Prestiano, Esq.

631 Commack Road, Suite 2A

Commack, New York 11725

(631) 499-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. M8789G100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven N. Bronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,094
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,500,094
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. M8789G100	SCHEDULE 13D

Item 1. Security and Issuer.

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares, no par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 16 Hatidhar Street, Raanana 43652, Israel. The Issuer has previously disclosed that as of December 31, 2011, the Issuer had 8,648,861 Ordinary Shares issued and outstanding.

Item 2. Identity and Background.

(a) This Amendment No. 21 to Schedule 13D is filed on behalf of Steven N. Bronson.

(b) Mr. Bronson's business address is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

(c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

(d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On November 19, 2012, Mr. Bronson purchased 333 Ordinary Shares in an open market transaction at $.45 per share for an aggregate cost of $150.

On November 15, 2012 Mr. Bronson purchased 50,000 Ordinary Shares in an open market transaction at $.45 per share for an aggregate cost of approximately $22,500. Also on November 15, 2012, Mr. Bronson purchased 36,000 Ordinary Shares in an open market transaction at $.46 per share for an aggregate cost of approximately $16,560.

Item 4. Purpose of Transaction.

Mr. Bronson acquired the Ordinary Shares of the Issuer for investment purposes. Mr. Bronson believes the Ordinary Shares are undervalued based on the intrinsic book value of the ordinary shares. Mr. Bronson intends to purchase additional Ordinary Shares in his own name or through affiliated entities. Mr. Bronson may, for his own account: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,500,094 shares of the Issuer's Ordinary Shares, representing approximately 17.3% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,500,094 Ordinary Shares held jointly by Mr. Bronson and his spouse; (2) 58,806 Ordinary Shares held in Mr. Bronson's IRA; and (3) 40,866 Ordinary Shares held in Mr. Bronson's spouse's IRA. Mr. Bronson has voting and dispositive power with respect to the Ordinary Shares held in his spouse's IRA.

(c) The following open market transactions were effected by Mr. Bronson during the past 60 days:

		Number of
		Ordinary Shares
Trade Date	Security	Purchased	Price per share
11/14/12	Ordinary Shares	100,000	$.45
11/13/12	Ordinary Shares	95,006	$.45
11/12/12	Ordinary Shares	5,000	$.45

(d) Other than Mr. Bronson's spouse, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2012

/s/ Steven N. Bronson
STEVEN N. BRONSON

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).